PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

Ref.: File no. 82-4025

March 19th, 2008

BLACKCLIFF PROPERTY: UP TO 5.89 g/t Au OVER 7.4m

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. ***(GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX)*** is pleased to report drill results from our 50% owned Blackcliff gold property under option to C2C Gold Corporation Inc. and Corporation minière Animiki inc.

C2C and Animiki report that a drill program of 4,055 meters was targeted at the near surface extension of the #2 gold vein zone where a historical non NI 43-101 compliant resource of 222,433 tonnes grading 7.06 g/t Au was reported in 1988.

According to C2C and Animiki, numerous shallow mineralized intersections of significant grade and/or thickness were encountered including the following:

HOLE	FROM (m)	TO (m)	WIDTH (m)	GRADE (g/t au)
BK-07-07	74.5	80.4	5.9	3.46
BK-07-09	70.8	78.2	7.4	5.89
BK-07-11	70.2	72.8	2.6	10.84
BK-07-32	56.7	63.0	6.3	5.03

The new drill data will be incorporated into the previous data base and the entire Blackcliff property and its potential resources will be reevaluated in compliance with National Instrument 43-101 and will be used to plan dictate the next exploration program.

For further details, please see C2C's press release of today's date and Globex's press release dated November 16, 2007 in which the underlying option agreement was announced.

Dlw 4/17

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc Dir
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

17,822,674 shares issued and outstanding

Ref.: File no. 82-4025

March 12th, 2008

GLOBEX ROYALTY PROPERTIES: ADDITIONNAL GOLD INTERSECTION IN THE BOUCHER GOLD ZONE NEW ZINC ZONE AND PRODUCTION RAMP UP AT TENNESSEE MINE

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX) is pleased to inform shareholders that Rocmec Mining Inc. (RMI, TSX-V), today, announced additional gold intersections in the Boucher Gold Zone on Globex's Russian Kid royalty property and Strategic Resource Acquisition Inc. (SRZ-T) yesterday reported a new zinc zone and progress toward production in Tennessee.

> Rocmec reported that hole RU-02-08 intersected a 20.1 metre wide mineralized zone in which two quartz veins assayed 52.01 g/t Au over 0.61 metres and 13.35 g/t Au over 0.91 metres at the -245 metre level. This is the seventh intersection of the Boucher Gold Zone and Rocmec intends to drill an additional 10 holes before proceeding with development.

For further details, see Rocmec's press release of today's date.

Also yesterday, Strategic Resource Acquisition Inc. announced the following:

> "Production at the Gordonsville mine continues to ramp up, from approximately 1,000 tons per day in January to over 2,000 tons per day in February. In excess of 51,000 tons of ore was blasted in February compared with 37,000 tons in January.
>
> At last report, percussion test drilling with three drill rigs had outlined significant zinc mineralization in excess of 3% Zn over notable widths at the 29 south and 08 areas. The 08 area was a newly identified zone not included in the current resource inventory where 57,000 tons have been drilled off to date and the zone remains open.
>
> During February, a fourth drill rig was added for over 14,000 feet of test drilling completed. Another significant zone has been identified in the 03 area, located just 3,000 feet west of the main shaft, also incremental to the current mineral inventory. Intersections include 54 feet of 4.1% Zn, 66 feet of 2.97% Zn, 36 feet of 4.33% Zn and 120 feet of 4.0% Zn. Drilling has also just begun in the 40 west area with early indications of potential of 24 feet of 3% Zn and 18 feet of 3.5% Zn.
>
> Production is expected to continue to ramp up throughout March concurrent with first concentrate being generated from the mill".

For further details, see SRA's press release of yesterday's date.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

Jack Stoch, P.Geo, Acc Dir
President & CEO
GLOBEX MINING ENTERPRISES INC.
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

GLOBEX QUEENSTON Mining Inc

Ref.: File no. 82-4025

PRESS RELEASE

RECEIVED

2008 APR 16 P 1: 2 March 3rd, 2008

GLOBEX AND QUEENSTON REPORT A HIGH GRADE NI 43-101 RESOURCE AT THE IRONWOOD DEPOSIT

Rouyn-Noranda, Quebec, Canada. GLOBEX MINING ENTERPRISES INC. (GMX –Toronto Stock Exchange, G1M – Frankfurt, Stuttgart, Berlin, Munich, Xetra Stock Exchanges and GLBXF – International Premier OTCQX) ("Globex") and QUEENSTON MINING INC. (QMI-Toronto, Frankfurt, Stuttgart) ("Queenston") are pleased to provide an update on the 50%-50%, Wood-Pandora Joint Venture (the "Joint Venture") located in Cadillac Township, Quebec, which is managed by Globex.

The Joint Venture has just received a NI 43-101 Technical Report prepared by Consulting Geologist and qualified person Mr. Reno Pressacco, M.Sc.(A), P. Geo. The Report is titled "Technical Report for the Mineral Resource Estimate, Ironwood Project, Cadillac Township, Quebec (NTS 32 D/01)".

The Report estimates the following gold resource:

CATEGORY	TONNES	GRADE	
		(g/t)	(oz/t)
Inferred	243,200	17.26	0.50

The mineral resource was calculated using a block model method and assumed a gold price of CDN $650 per ounce. An in-situ, undiluted cut-off grade of 3.0 g/t gold over a horizontal width of 2.0 meters was used employing a grade cap on individual assays of 55 g/t gold.

The focus of the Report is an estimate of a mineral resource outlined on the Ironwood gold zone discovered by the Joint Venture in 2006 located north of the Cadillac fault within an oxide iron formation. The Report also details the historical and recent work completed on the Joint Venture.

The gold zone, christened the Ironwood Gold Deposit, consists "primarily of replacement of the host oxide iron minerals by an assemblage of pyrrhotite-arsenopyrite-pyrite", rich in gold. The gold mineralization has been traced over a strike length of approximately 90 metres, from depths of 30 to 230 metres below surface, reaching thickness of up to 10 metres. The Report indicates that "while the limits of the mineralization appear to have been defined at depth, the limit of the mineralization has not been defined by drilling along the western strike extension". Given the results of his examination of the site, the project's location and its development history, Mr. Pressacco has not identified any environmental, permitting, legal, title, taxation, socioeconomic, marketing or political issues which could adversely affect the mineral resource estimate.

The report makes the following recommendations for further work by the Joint Venture.

1. Conduct metallurgical testing to determine preliminary gold recoveries;

2. Additional drilling to confirm the geological interpretations on cross sections and to search for the western limits of mineralization;

3. Access the deposit by means of a decline and cross cutting to confirm the continuity of the mineralization and the gold distribution, and;

4. Prepare a preliminary economic analysis to examine economic viability of a conceptual custom milling scenario.

Globex and Queenston now intend to formulate the next steps required to realize the locked up value of this easily accessible gold asset which at today's gold price has an in-situ value of approximately US$117 M.

The Wood-Pandora property which consists of 27 mining claims and one mining concession, CM 289, is located in Cadillac Township, straddling the prolific, gold localizing, Cadillac Fault, which runs from west of Kirkland Lake Ontario to east of Val-d'Or, Quebec.

This press release was written by Jack Stoch, P. Geo. President and CEO of Globex in his capacity as a Qualified Person (Q.P.).

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Acc Dir, President & CEO
86, 14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J1
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web site: www.globexmining.com

For further information, contact:

QUEENSTON MINING INC.
Charles E. Page, P. Geo., President and CEO
Tel.: (416) 364-0001 (ext. 224)
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 (ext. 225)
Andreas Curkovic, Investor Relations
Tel.: (416) 577-9927
Email: Info@queenston.ca
Website: www.queenston.ca

END